SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Reports First Quarter 2009 Results.

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2009 RESULTS

—    NET INCOME OF NIS 296 M

—    EBITDA1 MARGIN2 OF 39.1%

—    DIVIDEND OF NIS 1.54 PER SHARE FOR THE FIRST QUARTER OF 2009

Q1 2009 Highlights (compared with Q1 2008) 3

—	Total Revenues: NIS 1,412 million (US$ 337 million), a decrease of 10.7%

—	Service Revenues: NIS 1,298 million (US$ 310 million), a decrease of 2.9%

—	Operating Profit: NIS 434 million (US$ 104 million), an increase of 2.4%

—	Net Income: NIS 296 million (US$ 71 million), no change

—	EBITDA: NIS 552 million (US$ 132 million), an increase of 2.6%

—	EBITDA[1] Margin[2]: 39.1% of total revenues compared with 34.0%

—	Free Cash Flow[4]: NIS 227 million (US$ 54 million), compared with NIS 2.3 million

—	Subscriber Base: 5,000 net additions in the quarter, to reach 2.903 million, including 1.021 million 3G subscribers

—	Dividend Declared: NIS 1.54 (39 US cents) per share or ADS (in total approximately NIS 237 million or US$ 59 million) for Q1 2009

[1] For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below (p10)

2 Equivalent to 42.6% of service revenues in Q1 2009, compared with 40.3% of service revenues in Q1 2008

3 On January 1, 2009, the Company adopted the International Financial Reporting Standards (“IFRS”), replacing the previous reporting standard of US GAAP. Comparative data for 2008 have been restated to retrospectively reflect the application of IFRS as from January 1, 2008. See further explanations in “Adoption of IFRS” on page 3.

4 Cash flows generated from operating activities, net of cash flows used for investing activities

Rosh Ha’ayin, Israel, May 21, 2009 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the first quarter of 2009. Partner reported total revenues of NIS 1.4 billion (US$ 337 million) in Q1 2009, EBITDA of NIS 552 million (US$ 132 million), and net income of NIS 296 million (US$ 71 million).

Commenting on the quarter’s results, Partner’s CEO, Mr. David Avner, said: “We are pleased with Partner’s performance this quarter. Partner’s results demonstrate the Company’s financial and operational robustness in view of the challenging macro-economic environment and the implementation of recent regulatory initiatives. In this quarter, we have succeeded in mitigating the recession impact on our cellular business profitability. Since the release of our 2008 financial results in February, the business environment has stabilized and has now better clarity.

“Our non-cellular activities are making encouraging progress and aim to address new sources of revenues with relatively low incremental costs to a company the size of Partner. We are receiving positive feedback from our customers with regard to these innovative services. As expected, the level of the ISP and VOB expenses this quarter is in the range of NIS 20 million. We are investing in a focused manner, carefully balancing between the current economic constraints and tomorrow’s needs, while not impacting our ability to generate strong cash flow. One of Partner’s main competitive advantages is its ability to still serve as a “value company” in times of recession while addressing new areas of activity, with an estimated market size of approximately NIS 5 billion, which, together with our large customers interaction and strong brand, will yield fruits for the benefits of our stakeholders.”

“We have also started this quarter the implementation of the upgraded version of our HSPA network, which will reach downlink speeds of up to 21 Mega Bit per second. This upgrade is expected to improve the mobile broadband user experience and to enhance content and data consumption.”

“Despite trying times, Partner is financially strong and well positioned to face the challenges to come and I am confident that the actions we are taking today will be key drivers for future growth.”

Mr. Avner added: “Partner’s consistent dividend policy is evidence of our cash flow visibility and of our confidence in our business and continuing ability to offer a solid cash return on investment and value to our shareholders. This policy comes together with our constant commitment to provide our subscribers with superb network quality, excellent customer service and the most advanced data and content services as reflected in the increase in the number of contact centers and the launch of new customer focused marketing plans.”

Key Financial and Operational Parameters

	Q1 2008	Q1 2009	Q1'09 vs Q1'08

Revenues (NIS millions)	1,581.4	1,412.4	(10.7)%
Operating Profit (NIS millions)	423.7	433.9	2.4%
Net Income (NIS millions)	296.3	296.4	-
Cash flow from operating activities net of investing
activities (NIS millions)	2.3	226.5	9,913.7%

EBITDA (NIS millions)	538.4	552.5	2.6%
Subscribers (end of period, in thousands)	2,823	2,903	2.8%
Quarterly Churn Rate (%)	5.1	4.8	(0.3)
Average Monthly Usage per Subscriber (minutes)	359	358	(0.6)%
Average Monthly Revenue per Subscriber (NIS)	154	145	(5.8)%

Adoption of IFRS

On January 1, 2009, the Company adopted the International Financial Reporting Standards (“IFRS”), replacing the previous reporting standard of US GAAP.  The comparative information for the first quarter of 2008 provided in this press release has been restated to reflect the retrospective application of IFRS from the beginning of 2008.  An explanation of how the transition from US GAAP to IFRS has affected the Company’s financial results is set out in the attached appendix.

Financial Review

In Q1 2009 Partner’s net revenues totaled NIS 1,412.4 million (US$ 337.2 million), representing a decrease of 10.7% from NIS 1,581.4 million in Q1 2008 (see the paragraph on equipment revenues below for further details).

Quarterly service revenues decreased by 2.9% from NIS 1,336.1 million in Q1 2008 to NIS 1,297.8 million (US$ 309.9 million) in Q1 2009. The decrease primarily reflects the impact of the economic recession on roaming revenues, as well as lower voice revenues resulting from (i) the reduction in the billing interval from 12 second intervals to single second intervals mandated by the Ministry of Communications from January 1, 2009, (ii) the reduction in interconnect tariffs which went into effect on March 1, 2008, and (iii) competitive market conditions which continue to put downward pressure on the outgoing voice tariff. In addition, the first quarter of 2009 contained approximately two percent fewer working days than the first quarter of 2008. The negative impacts on revenues were partially offset by a growth in total network minutes reflecting the approximate 2.8% increase in the subscriber base and an increase in the weight of post-paid subscribers with higher than average levels of usage, as well as increases in content and data revenues and revenues from non-cellular services.

Revenues from content and data services excluding SMS reached NIS 131.2 million (US$ 31.3 million) in Q1 2009, or 10.1% of service revenues, compared with 8.7% of service revenues in Q1 2008, an increase of 13.1%5.

SMS services revenues in Q1 2009 were NIS 85.1 million (US$ 20.3 million), an increase of 11.9% compared with Q1 2008, and the equivalent of 6.6% of service revenues in Q1 2009, compared with 5.7% in Q1 2008.

[5] Content and data revenues for Q1 2008 have been reclassified to conform to the current year presentation. The company does not consider the changes material

Gross profit from services in Q1 2009 totaled NIS 548.2 million (US$ 130.9 million), compared with NIS 612.7 million in Q1 2008, a 10.5% decrease. The decrease reflects the lower service revenues, as well as a 3.6% increase in the cost of service revenues. The cost increase is primarily driven by a one-time provision in the amount of NIS 26 million, set aside for a demand made by the Ministry of Communications in Israel, in respect of the past use of a frequency band on a shared basis with another mobile operator. In addition, the increase in cost of service revenues reflects the additional costs associated with the new fixed line services. The increase in cost of service revenues was partially offset by lower variable airtime costs due to the reduction in interconnect charges and lower roaming costs due to the fall in roaming activity.

Equipment revenues were NIS 114.6 million (US$ 27.4 million), a decrease of 53.3% from NIS 245.3 million in Q1 2008. The decrease in revenues reflects both the capitalization in Q1 2009 of those handset sales subsidies where the conditions for capitalization under IFRS were met, as well as a smaller number of transactions6. The gross profit from (non-capitalized) equipment sales in Q1 2009 was NIS 18.0 million (US$ 4.3 million), compared to a gross loss on equipment sales of NIS 34.4 million in Q1 2008. The movement in gross profit from equipment sales reflects the net impact of the capitalization of handset subsidies under IFRS in Q1 2009 in the amount of approximately NIS 45 million, and the smaller number of transactions.

Total gross profit in Q1 2009 was NIS 566.3 million (US$ 135.2 million), compared with NIS 578.3 million in Q1 2008, a decrease of 2.1%.

In Q1 2009, selling, marketing, general and administration expenses decreased by 4.2% compared with Q1 2008, from NIS 163.2 million to NIS 156.3 million (US$ 37.3 million) . This mainly reflects the net impact of the capitalization of sales commissions in Q1 2009 under IFRS in the amount of approximately NIS 9 million, partially offset by the additional costs related to the launching and operating of the new fixed line network. Part of the increase in G&A expenses can be attributed to one-time retention and compensation plan payments to the CEO and senior executives.

[6] Whilst the financial statements have been prepared on the basis of the application of IFRS as from January 1 2008, the capitalization of subscriber acquisition and retention costs (including relevant handset revenues) only began on January 1 2009, the first period in which the conditions for capitalization as described in the relevant accounting policy were fulfilled.

Other income in Q1 2009 totaled NIS 24.0 million (US$ 5.7 million), compared to NIS 8.7 million in Q1 2008. This amount relates to income in respect of trade receivables as well as an income of approximately NIS 9 million relating to a one-off refund from the Ministry of Communications following a court-case ruling in favor of Partner related to the payment terms for Partner’s license.

Overall, operating profit in Q1 2009 was NIS 433.9 million (US$ 103.6 million), compared with NIS 423.7 million in Q1 2008, an increase of 2.4%.

Quarterly EBITDA in Q1 2009 totaled NIS 552.5 million (US$ 131.9 million), the equivalent of 42.6% of service revenues and 39.1% of total revenues. This represents an increase of 2.6% compared with NIS 538.4 million or 40.3% of service revenues and 34.0% of total revenues in Q1 2008. Excluding the impact of capitalization of handset sales in Q1 2009 and of the one-time items mentioned above, EBITDA in Q1 2009 would have been NIS 515.6 million, a decrease of 4.2% compared to Q1 2008. This decrease is mainly attributed to the impact of the ramp up costs of our new ISP and VOB initiatives in Q1 2009.

Financial expenses were NIS 26.0 million (US$ 6.2 million) in Q1 2009, compared with NIS 19.8 million in Q1 2008, an increase of 31.3%. The increase reflects losses from currency exchange movements in Q1 2009 compared with gains from currency movements in Q1 2008, partially offset by lower linkage expenses due to the lower CPI level in Q1 2009.

Net income for Q1 2009 totaled NIS 296.4 million (US$ 70.8 million), unchanged from NIS 296.3 million in Q1 2008.

Basic earnings per share or ADS, was NIS 1.93 (46 US cents) based on the average number of shares outstanding during Q1 2009, an increase of 2.7% from NIS 1.88 in Q1 2008.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows used for investing activities totaled NIS 226.5 million (US$ 54.1 million) in Q1 2009, an increase of 9,913.7% compared with NIS 2.3 million in Q1 2008. The increase reflects the higher level of cash generated from operations, partially offset by an increase in cash flows used for investing activities of 80.4%.

Dividend

The Board has approved the distribution of a dividend for Q1 2009 of NIS 1.54 (39 US cent) per share (in total approximately NIS 237 million or US$ 59 million) to shareholders and ADS holders of record on June 24, 2009. The dividend is expected to be paid on July 08, 2009.

Operational Review

At the end of the first quarter of 2009, the Company’s active subscriber base was approximately 2,903,000, including approximately 2,159,000 postpaid subscribers (74.4% of the base) and 744,000 prepaid subscribers (25.6% of the base). Approximately 1,021,000 subscribers were subscribed to the 3G network. Total market share at the end of the quarter is estimated to be approximately 31.4% (unchanged from Q4 2008).

During the quarter, approximately 5,000 net new subscribers joined the Company, including approximately 6,000 new net active postpaid subscribers and 1,000 fewer net active prepaid subscribers. The quarterly churn rate decreased from 5.1% in Q1 2008 to 4.8% in Q1 2009. Partner has completed the implementation of 33 new, company-owned, contact centers, which come in replacement of the previous third party distribution channel. We are already beginning to feel the positive impact of this new efficient distribution channel through the number of net new subscribers, which has been increasing from March 2009 compared with the first two months of the first quarter.

Average minutes of use per subscriber (“MOU”) were 358 minutes in Q1 2009, compared with 359 minutes in Q1 2008. The slight decrease is driven by the effect of a special campaign in the first months of number portability that offered new and upgrading subscribers a significant number of free minutes for a period of 12 months, and also reflects the fact that the first quarter of 2009 enjoyed approximately two percent fewer working days than the first quarter of 2008. Excluding the impact of the free minutes and the number of days, MOU would have increased in Q1 2009 by approximately 4% compared with Q1 2008, in line with previous indications.

The average revenue per user (“ARPU”) in Q1 2009 was NIS 145 (US$ 35), a decrease of approximately 5.8% from NIS 154 in Q1 20087. The decrease primarily reflects lower roaming revenues, as well as the impact of lower voice revenues resulting from the reduction in the billing interval, the reduction in interconnect tariffs which went into effect on March 1, 2008, and the fewer working days in Q1 2009.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “As we explained in our press release of February 23, 2009, the current recession has affected our business mainly in roaming activity. However, we are pleased that we have managed to maintain high profitability levels in our core cellular business and to mitigate most of the recession impact. Since the February press release, we have not seen any further deterioration in the business environment.”

Commenting on the Company’s outlook, Mr. Emanuel Avner added: “The annual guidance for 2009 profitability remains as provided in the press release of February 23, 2009. The annual level of capital expenditures on fixed assets for 2009 is expected to be below NIS 600 million.”

[7] See footnote 5 on page 4.

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first quarter results on Thursday, May 21, 2009, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of May 28, 2009.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects”, “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2009: US $1.00 equals NIS 4.1888. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:

Earnings before financial interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

[8] Excluding the dividend declared, for which we have assumed an exchange rate of US $1.00 equals NIS 4.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications operator (cellular, fixed-line telephony and Internet Services Provider) under the orange™ brand. The Company provides mobile communications services to 2.903 million subscribers in Israel (as of March 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Israel, and operates mobile telecommunications services in Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332".

For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:
Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V. P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2009	December 31, 2008	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In thousands

CURRENT ASSETS
Cash and cash equivalents	360,371	183,674	86,048
Trade receivables	1,071,822	1,103,007	255,927
Other receivables	35,083	31,738	8,377
Inventories	149,874	124,766	35,787
Derivative financial instruments	31,076	27,484	7,420

	1,648,226	1,470,669	393,559

NON CURRENT ASSETS
Trade Receivables	418,132	417,516	99,840
Property and equipment	2,008,544	1,934,875	479,595
Licenses and other intangible assets	1,273,478	1,260,988	304,078
Deferred income taxes	55,157	80,729	13,171

	3,755,311	3,694,108	896,684

TOTAL ASSETS	5,403,537	5,164,777	1,290,243

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2009	December 31, 2008	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In thousands

CURRENT LIABILITIES
Current maturities of long term liabilities and
short term loans	731,138	567,315	174,579
Trade payables	847,422	818,960	202,345
Parent group - trade	2,400	4,454	573
Other liabilities	193,880	294,031	46,295
Provisions	27,500	6,566
Derivative financial instruments	28,800	6,996	6,877
Dividend payable	216,494	51,694
Income tax payable	23,453	42,003	5,600

	2,071,087	1,733,759	494,529

NON CURRENT LIABILITIES
Notes payable	1,423,821	1,613,273	339,976
Liability for employee rights upon retirement, net	52,024	53,769	12,422
Asset retirement obligation	26,339	22,741	6,289
Other liabilities	10,084	9,775	2,409

	1,512,268	1,699,558	361,096

TOTAL LIABILITIES	3,583,355	3,433,317	855,625

EQUITY
Share capital - ordinary shares of NIS 0.01
par value: authorized - December 31,2008,
and March 31, 2009 - 235,000,000 shares;
issued and outstanding -
December 31, 2008 - 153,419,394 shares,
March 31, 2009 - 153,547,476 shares	1,580	1,578	377
Capital surplus	2,449,533	2,445,944	584,893
Accumulated deficit	(279,834)	(364,965)	(66,818)
Treasury shares, at cost -
December 31, 2008 and March 31, 2009 - 4,467,990 shares	(351,097)	(351,097)	(83,834)

Total Equity	1,820,182	1,731,460	434,618

TOTAL EQUITY AND LIABILITIES	5,403,537	5,164,777	1,290,243

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In thousands (except per share data)

Revenues	1,412,380	1,581,411	337,245
Cost of revenues	846,102	1,003,147	202,031

Gross profit	566,278	578,264	135,214

Selling and marketing expenses	83,353	102,730	19,903
General and administrative
expenses	72,948	60,504	17,418
Other income	23,959	8,662	5,721

Operating profit	433,936	423,692	103,614
Finance income	4,781	28,450	1,141
Finance expenses	30,744	48,232	7,341

Finance costs, net	25,963	19,782	6,200

Profit before income tax	407,973	403,910	97,414
Income tax expenses	111,530	107,581	26,630

Profit for the period	296,443	296,329	70,784

Earnings per share
Basic	1.93	1.88	0.46

Diluted	1.92	1.87	0.46

Weighted average number of
shares outstanding
Basic	153,461,784	157,288,016	153,461,784

Diluted	154,169,560	158,588,328	154,169,560

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In thousands

Profit for the period	296,443	296,329	70,784
Other comprehensive income (losses)
Actuarial gains (losses) from defined benefit plan	609	(2,410)	145

Other comprehensive income
for the period	297,052	293,919	70,929
Net of tax	(152)	603	(36)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	296,900	294,522	70,893

(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	530,671	228,495	126,712
Income tax paid	(104,512)	(115,546)	(24,955)

Net cash provided by operating activities	426,159	112,949	101,757

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(165,694)	(92,000)	(39,564)
Acquisition of intangible assets	(57,810)	(13,111)	(13,804)
Proceeds from (payments for) derivative financial
instruments, net	23,856	(5,576)	5,696

Net cash used in investing activities	(199,648)	(110,687)	(47,672)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to
employees	3,591	3,706	858
Dividend paid	(18,415)	(149,797)	(4,397)
Repayment of capital lease	(2,449)	(1,789)	(585)
Interest paid	(22,540)	(22,044)	(5,382)
Short term loans	(10,001)	83,600	(2,388)
Repayment of long term bank loans		(9,933)
Purchase of company's shares by the company		(48,611)

Net cash used in financing activities	(49,814)	(144,868)	(11,894)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	176,697	(142,606)	42,191
CASH AND CASH EQUIVALENTS AT BEGINNING
OF PERIOD	183,674	148,096	43,857

CASH AND CASH EQUIVALENTS AT END OF
PERIOD	360,371	5,490	86,048

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In thousands

Cash generated from operations:
Profit for the period	296,443	296,329	70,784
Adjustments for net income for the period:
Depreciation and amortization	115,333	115,506	27,539
Amortization of deferred compensation related to employee
stock option grants, net	4,725	2,959	1,128
Liability for employee rights upon retirement, net	(1,288)	1,769	(308)
Finance costs (income), net	(15,388)	7,249	(3,675)
Loss (gain) from change in fair value of
derivative financial instruments	(5,643)	9,943	(1,347)
Interest paid	22,540	22,044	5,382
Deferred income taxes	25,572	12,855	6,106
Income tax paid	104,512	115,546	24,955
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	30,569	(100,405)	7,299
Other	(3,345)	(21,955)	(799)
Increase (decrease) in accounts payable and accruals:
Parent group- trade	(2,054)	(1,663)	(490)
Trade	44,191	(49,890)	10,552
Other	(41,838)	(79,471)	(9,990)
Income tax payable	(18,550)	(21,099)	(4,429)
Increase in inventories	(25,108)	(81,222)	(5,995)

Cash generated from operations:	530,671	228,495	126,712

At March 31, 2009 and 2008, trade payables include NIS 204 million ($49 million) (unaudited) and NIS 149 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment. At December 31, 2008, tax withholding related to dividend of approximately NIS 18 million was outstanding. These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2009	2008	2009
	(Unaudited)
	In thousands

Net cash provided by operating activities	426,159	112,949	101,757

Liability for employee rights upon retirement	1,288	(1,769)	308
Accrued interest and exchange and linkage differences on long-term liabilities	(7,248)	(29,204)	(1,731)
Increase in accounts receivable:
Trade	(30,569)	100,405	(7,299)
Other, including derivative financial instruments	8,988	12,012	2,146
Decrease (increase) in accounts payable and accruals:
Trade	(44,191)	49,890	(10,552)
Shareholder - current account	2,054	1,663	490
Other (excluding tax provision)	146,352	194,693	34,946
Increase in inventories	25,108	81,222	5,995
Increase in Assets Retirement Obligation	96	(89)	23
Financial Expenses	24,444	16,626	5,837

EBITDA	552,481	538,398	131,920

*	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2009 : US $1.00 equals 4.188 NIS.
**	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

APPENDIX: EFFECT OF TRANSITION TO IFRS

An explanation of how the transition from US GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the Company:

1.	Fair value as deemed cost exemption

The Company has elected to measure property and equipment at fair value as at 1 January 2008. See A Below.

2.	Business combinations exemption

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2008 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting regime. The adjustments are presented as follows:

a.	Adjustments to the consolidated statements of financial position as of January 1, 2008 (“the opening balance sheet”), and December 31, 2008.

b.	Adjustments to the consolidated statements of income for the three months ended March 31, 2008 and the year ended December 31, 2008.

c.	Adjustments to certain equity items as of January 1, 2008, March 31, 2008, and December 31, 2008.

d.	The provision of explanations with respect to the above adjustments, together with a description of the exemptions adopted by the Company under IFRS 1 during the course of the transition to the IFRS regime.

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in thousands

CURRENT ASSETS
Cash and cash equivalents		148,096		148,096
Trade receivables		1,120,842		1,120,842
Other receivables	F	72,729	(28,563)	44,166
Inventories		132,868		132,868
Derivative financial instruments	F		27,159	27,159
Deferred income taxes	G	46,089	(46,089)

		1,520,624	(47,493)	1,473,131

NON CURRENT ASSETS
Trade Receivables		446,899		446,899
Funds in respect of employee rights
upon retirement	C	88,522	(88,522)
Property and equipment	A, I	1,727,662	(38,478)	1,689,184
Licenses and other intangible assets	B, D, I, J	1,153,926	232,581	1,386,507
Deferred income taxes	G	93,745	(8,886)	84,859

		3,510,754	96,695	3,607,449

TOTAL ASSETS		5,031,378	49,202	5,080,580

* Extracted from the Company’s audited US GAAP financial statements.

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in thousands

CURRENT LIABILITIES
Current maturities of long term liabilities
and short term loans		28,280		28,280
Trade payables		749,623		749,623
Parent group - trade		3,405		3,405
Other liabilities	F, H	375,510	(66,663)	308,847
Derivative financial instruments	F		18,724	18,724
Income tax payable	H		47,939	47,939

		1,156,818		1,156,818

NON CURRENT LIABILITIES
Notes payable	J	2,072,636	(17,545)	2,055,091
Liability for employee rights upon retirement	C	131,960	(101,077)	30,883
Asset retirement obligation	E		19,485	19,485
Other liabilities	E	14,492	(11,046)	3,446

		2,219,088	(110,183)	2,108,905

TOTAL LIABILITIES		3,375,906	(110,183)	3,265,723

EQUITY
Share capital		1,573		1,573
Capital surplus	B, K	2,544,943	(115,731)	2,429,212
Accumulated deficit		(891,044)	275,116	(615,928)

Total Equity		1,655,472	159,385	1,814,857

TOTAL EQUITY AND LIABILITIES		5,031,378	49,202	5,080,580

* Extracted from the Company’s audited US GAAP financial statements.

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in thousands

CURRENT ASSETS
Cash and cash equivalents		183,674		183,674
Trade receivables		1,103,007		1,103,007
Other receivables	F	60,014	(28,276)	31,738
Inventories		124,766		124,766
Derivative financial instruments	F		27,484	27,484
Deferred income taxes	G	70,193	(70,193)

		1,541,654	(70,985)	1,470,669

NON CURRENT ASSETS
Trade Receivables		417,516		417,516
Funds in respect of employee rights
upon retirement	C	81,869	(81,869)
Property and equipment	A, E, I	1,756,231	178,644	1,934,875
Licenses and other intangible assets	B, D, I, J	1,060,503	200,485	1,260,988
Deferred income taxes	G	109,766	(29,037)	80,729

		3,425,885	268,223	3,694,108

TOTAL ASSETS		4,967,539	197,238	5,164,777

* Extracted from the Company’s audited US GAAP financial statements.

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in thousands

CURRENT LIABILITIES
Current maturities of long term liabilities
and short term loans		567,315		567,315
Trade payables		818,960		818,960
Parent group - trade		4,454		4,454
Other liabilities	F, H	343,030	(48,999)	294,031
Derivative financial instruments	F		6,996	6,996
Income tax payable	H		42,003	42,003

		1,733,759		1,733,759

NON CURRENT LIABILITIES
Notes payable	J	1,624,727	(11,454)	1,613,273
Liability for employee rights upon retirement	C	147,724	(93,955)	53,769
Asset retirement obligation	E		22,741	22,741
Other liabilities	E	22,022	(12,247)	9,775

		1,794,473	(94,915)	1,699,558

TOTAL LIABILITIES		3,528,232	(94,915)	3,433,317

EQUITY
Share capital		1,578		1,578
Capital surplus	B, K	2,570,366	(124,422)	2,445,944
Accumulated deficit		(781,540)	416,575	(364,965)
Treasury shares		(351,097)		(351,097)

Total Equity		1,439,307	292,153	1,731,460

TOTAL EQUITY AND LIABILITIES		4,967,539	197,238	5,164,777

* Extracted from the Company’s audited US GAAP financial statements.

Consolidated statement of income:

		Year ended December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
		New Israeli shekels
	Note	In thousands, except per share data

Revenues		6,302,195		6,302,195
Cost of revenues	A, B, C	4,051,769	(183,680)	3,868,089

Gross Profit		2,250,426	183,680	2,434,106

Selling and marketing expenses	C	389,289	(1,456)	387,833
General and administrative expenses	L, C	255,939	27,930	283,869
Other income	L		64,028	64,028

Operating profit		1,605,198	221,234	1,826,432

Finance income			36,976	36,976
Finance expenses			221,150	221,150

Financing costs, net	C, E, F, L	157,939	(157,939)

Profit before income tax		1,447,259	194,999	1,642,258

Income tax expense	A, B, C, E, F	395,780	48,748	444,528

Profit for the period		1,051,479	146,251	1,197,730

Earnings per share
Basic		6.77	0.94	7.71

Diluted		6.73	0.92	7.65

Weighted average number of shares outstanding
Basic		155,349,784		155,349,784

Diluted		156,347,843	172,005	156,519,848

* Extracted from the Company’s audited US GAAP financial statements.

Consolidated interim statement of income:

		Three months ended March 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		New Israeli shekels (Unaudited)
	Note	In thousands, except per share data

Revenues		1,581,411		1,581,411
Cost of revenues	A, B, C	1,074,939	(71,792)	1,003,147

Gross Profit		506,472	71,792	578,264

Selling and marketing expenses	C	103,659	(929)	102,730
General and administrative expenses	L, C	54,044	6,460	60,504
Other income	L		8,662	8,662

Operating profit		348,769	74,923	423,692

Finance income			28,450	28,450
Finance expenses			48,232	48,232

Finance costs, net	C, E, F, L	15,605	(15,605)

Profit before income tax		333,164	70,746	403,910
Income tax expense	A, B, C, E, F	89,894	17,687	107,581

Profit for the period		243,270	53,059	296,329

Earnings per share
Basic		1.55	0.33	1.88

Diluted		1.54	0.33	1.87

Weighted average number of shares
outstanding
Basic		157,288,016		157,288,016

Diluted		158,383,739	204,589	158,588,328

Consolidated reconciliation of equity:

	NIS in Thousands
	Note	Share capital	Capital surplus	Accumulated deficit	Treasury shares	Total

As of January 1, 2008
Reported under US GAAP (Audited)		1,573	2,544,943	(891,044)		1,655,472
Effect of adjustments, net of tax for:
Options to employees	K		(251,072)	251,072
CPI adjustment - equity	B		135,341	(135,341)
Property and equipment	A			84,407		84,407
CPI adjustment- licenses	B			41,144		41,144
Software adjustment	B			31,886		31,886
Liability for employee rights upon
retirement	C			9,323		9,323
Derivative financial instruments	F			(1,045)		(1,045)
Asset retirement obligation	E			(6,330)		(6,330)

As of January 1, 2008 under IFRS (Unaudited)		1,573	2,429,212	(615,928)		1,814,857

As of December 31, 2008 Reported under US GAAP
(Audited)		1,578	2,570,366	(781,540)	(351,097)	1,439,307
Effect of adjustments, net of tax for:
Options to employees	K		(259,763)	259,763
CPI adjustment - equity	B		135,341	(135,341)
Property and equipment	A			222,426		222,426
CPI adjustment- licenses	B			38,305		38,305
Software adjustment	B			28,558		28,558
Liability for employee rights upon
retirement	C			8,972		8,972
Derivatives	F			(587)		(587)
Asset retirement obligation	E			(5,521)		(5,521)

As of December 31, 2008 under IFRS
(Unaudited)		1,578	2,445,944	(364,965)	(351,097)	1,731,460

As of March 31, 2008 Reported
under USGAAP (Unaudited)		1,575	2,551,606	(965,712)	(48,611)	1,538,858
Effect of adjustments, net for:
Options to employees	K		(254,031)	254,031
CPI adjustment - equity	B		135,341	(135,341)
Property and equipment	A			135,857		135,857
CPI adjustment- licenses	B			40,450		40,450
Software adjustment	B			32,164		32,164
Liability for employee rights upon
retirement	C			9,776		9,776
Derivatives	F			(1,483)		(1,483)
Asset retirement obligation	E			(6,127)		(6,127)

As of March 31, 2008 under IFRS
(Unaudited)		1,575	2,432,916	(636,385)	(48,611)	1,749,495

A.	Property and equipment

At the transition date, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost the company made an estimation of the remaining useful life of each significant component of property and equipment. Depreciation is calculated using the straight line method for each individual significant component of an item of property and equipment. See also changes in property and equipment in respect of asset retirement obligation in E below.

As a result, the property and equipment balances increased by NIS 114 million, NIS 183 million and NIS 298 million as at January 1, 2008, March 31, 2008 and December 31, 2008, respectively, while the deferred tax balances deriving from the differences in the measurement of the property and equipment for tax purposes decreased compared with the presentation of property and equipment for accounting purposes, by approximately NIS 30 million, NIS 47 million and NIS 76 million at January 1, 2008, March 31, 2008 and December 31, 2008 respectively. The Accumulated deficit has decreased on those dates by the respective net amounts.

The deemed cost evaluation included lengthening of the estimated useful lives of the property and equipment as follows:

	Before evaluation	After evaluation
years

Communications network:
Physical layer and infrastructure	5 - 10	10 - 25

Other Communication network	5 - 10	3 - 15

Computers, hardware and software for
information systems	3 - 7	3 - 10
Office furniture and equipment	7 - 15	7 - 10
Optic fibers and related assets	10 - 15	7 - 25

As a result, the depreciation expenses for the year 2008 and for the three months ended March 31, 2008 has decreased by NIS 188 million, and NIS 70 million respectively. As a result the income tax increased by NIS 46 million and NIS 17 million for the year 2008, and for the three months ended March 31, 2008, respectively.

B.	Inflation Adjustment

The value of non monetary assets and equity items that were measured on the basis of historical cost under US GAAP, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003; as until that date the Israeli economy was considered hyperinflational according to IFRS, as a result:

1.	Capital Surplus increased by NIS 135 million, at January 1, 2008, March 31, 2008 and December 31, 2008.

2.	License intangible asset
increased by NIS 55 million, NIS 54 million and NIS 51 million at January 1, 2008, March 31, 2008 and December 31, 2008, respectively, while the deferred tax balances deriving from the differences in its measurement tax purposes decreased, by approximately NIS 14 million, NIS 14 million and NIS 13 million at January 1, 2008, March 31, 2008 and December 31, 2008 respectively. As a result, the cost of sales increased for the year ended December 31, 2008 and the three months ended March 31, 2008 by NIS 4 million and NIS 1 million, respectively. And the income tax expense for the year ended December 31, 2008 decreased by NIS 1 million.

3.	Software intangible asset
increased by NIS 43 million, NIS 43 million and NIS 38 million at January 1, 2008, March 31, 2008 and December 31, 2008, while the deferred tax balances deriving from the differences in its measurement tax purposes decreased, by approximately NIS 11 million, NIS 11 million and NIS 10 million at January 1, 2008, March 31, 2008 and December 31, 2008 respectively. As a result, the cost of sales increased for the year ended December 31, 2008 by NIS 4 million. And the income tax expense for the year ended December 31, 2008 decreased by NIS 1 million.

C.	Liability for employee rights upon retirement, net

Under US GAAP, the Liability for severance pays for employees’ rights upon retirement was measured by multiplying the years of tenure by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure) at each balance sheet date, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term investments. Under IFRS, the liability for employee rights upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). Under the provisions of IAS 19, the severance pay plan of the Company considered “defined benefit plan” as detailed in IAS 19. Hence, the liability for employee rights upon retirement that arise from the plan is measured on an actuarial basis, and takes into account, among other things, future salary rises and turnover.

The actuarial calculations were performed by an external expert.

In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position presentation.

As a result, the liability for employee rights upon retirement, before deduction the fair value of plan assets, decreased as of January 1, 2008, March 31, 2008 and December 31, 2008 by NIS 13 million, NIS 13 million and NIS 12 million, respectively, while the deferred tax balances decreased by approximately NIS 3 million, NIS 3 million and NIS 3 million at January 1, 2008, March 31, 2008 and December 31, 2008 respectively.

As a result Funds in respect of employee rights upon retirement in amounts of NIS 89 million and NIS 82 million were setoff against the liability for employee’s rights upon retirement as of January 1, 2008, and December 31, 2008 respectively.

The Company elected as its accounting policy to recognize actuarial gains (loss) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income.

Actuarial losses in the amounts of NIS 2 million and NIS 13 million, net of tax, for the periods of three months ending March 31, 2008, and for the year ended December 31, 2008, respectively were charged to equity.

Finance income (expenses) in the amounts of NIS (1) million and NIS 11 million for the three months ended March 31, 2008 and the year ended December 31, 2008, respectively, were charged to statements of income. Cost of sales decreased for the year ended December 31, 2008 and the three months ended March 31, 2008 by NIS 4 million and NIS 3 million, respectively. The income tax expense for the year ended December 31, 2008 and the three months ended March 31, 2008 increased by NIS 4 million and NIS 1 million, respectively.

D.	Licenses and other intangible assets

1.	The values of the Licenses and other intangible assets have been adjusted for changes in the general purchasing power of the Israeli currency, see B above.

2.	Under US GAAP costs to acquire and to retain telecommunication customers are expensed in the period incurred.

Under IFRS costs to acquire or retain postpaid mobile telecommunication customers, pursuant to a contract with early termination penalties are in some cases capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to the Company; and (3) such costs can be measured reliably. Subsidies on handsets sales, which are calculated by deducting the customer’s payment toward the handset from the cost of the handset, and sales commissions, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a customer churns off the network within the period, any unamortized customer acquisition or retention costs are written off in the period in which the customer churns.

Accordingly, when handsets are sold to end customers for purpose of acquiring new customers or retaining existing customers, the Company subsidizes the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. As of 2009, the said costs fulfill the above mentioned conditions and therefore the subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs and included in intangible assets.

Costs to acquire pre-paid telecommunication customers are expensed in the period incurred

E.	Asset Retirement Obligation

The Company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. Under US GAAP, the interest rate used for measuring changes in the liability would be the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. Under IFRS, the Company uses a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability in accordance with IAS 37. The application of the exemption of deemed-cost for property and equipment described in note A above resulted that property and equipment were revalued to their fair values at the transition date.

As a result, the provision for asset retirement obligation increased by NIS 8 million, NIS 9 million and NIS 10 million as of January 1, 2008, March 31, 2008 and December 31, 2008, respectively; while the deferred tax balances increased by NIS 2 million, as of January 1, 2008, March 31, 2008 and December 31, 2008.

Property and equipment increased during the three months ended March 31, 2008 and the year ended December 31, 2008 by NIS 1 million and NIS 3 million respectively. Finance costs for the year ended December 31, 2008 increased by NIS 1 million.

Under US GAAP the provisions were presented as part of other liabilities. Under IFRS the provisions are presented separately on the statement of financial position. As a result, amounts in respect of asset retirement obligation of NIS 19 million and NIS 23 million as of January 1, 2008 and December 31, 2008 respectively, were presented separately.

F.	Derivative financial instruments

US GAAP does not require bifurcation of a foreign currency embedded derivative if payment is denominated in the local currency of a substantial party to the contract. Under IFRS, bifurcation is not required also if payments are denominated in any currency that is commonly used to purchase or sell such items in the economic environment in which the transaction takes place. Until December 31 2006, Israel was considered economy in which the USD is “commonly used”. Accordingly there are some transaction in which foreign currency embedded derivative was bifurcated under US GAAP but not under IFRS.

The effect of applying IFRS as of January 1, 2008, March 31, 2008 and as of December 31, 2008, includes a decrease in current derivative financial assets in the amount of NIS 1 million, NIS 2 million and NIS 1 million, respectively with corresponding amount (net of tax) to accumulated deficit. As a result, the finance expenses for the year ended December 31, 2008 and the three months ended March 31, 2008 increased by NIS 1 million.

Under US GAAP derivative financial instruments were presented in the statement of financial position within other receivables and other liabilities. Under IFRS, the derivatives are financial instruments that are measured at fair value through profit and loss and therefore are presented separately on the statement of financial position. As a result, derivative financial assets in the amounts of NIS 27 million as at January 1, 2008, and December 31, 2008, were presented separately; and derivative financial liabilities in the amounts of NIS 19 million, and NIS 7 million as at January 1, 2008, and December 31, 2008, respectively were presented separately.

G.	Deferred Taxes

In accordance with US GAAP, deferred taxes were classified as current assets or current liabilities and noncurrent assets or non-current liabilities according to the classification of the assets or liabilities for which they were related. In accordance with IFRS, deferred tax assets are classified as non-current assets or non-current liabilities even if it is anticipated that they will be realized in the short term. As a result, short-term deferred tax assets as at January 1, 2008, and December 31, 2008 in the amount of NIS 46 million, and NIS 70 million, respectively, were reclassified from current assets to non-current assets.

The deferred tax asset as presented hereunder has changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse:

	Note	January 1, 2008	December 31, 2008
		NIS in Thousands

Deferred Taxes according to US GAAP (Audited)		139,834	179,959

Property and equipment	A	(29,775)	(75,778)
CPI adjustment- licenses	B	(13,808)	(12,861)
Software adjustment	B	(10,628)	(9,519)
Liability for employee rights upon retirement	C	(3,232)	(3,115)
Derivative financial instruments	F	358	205
Asset retirement obligation	E	2,110	1,838

Deferred taxes according to IFRS (Unaudited)		84,859	80,729

Hereafter additional differences between US GAAP and IFRS which related only to presentation

H.	Income tax payable

Under US GAAP the income taxes payable has been presented under “other accounts payable”. Pursuant to the provisions of IAS 1R –Presentation of Financial Statements, income taxes payable are presented separately on the statement of financial position. As a result, income tax payable in the amounts of NIS 48 million, and NIS 42 million as at January 1, 2008, and December 31, 2008 were presented separately.

I.	Classification of Computer Software

Under US GAAP computer software is classified within property and equipment. Under IFRS, computer software and capitalised software development costs which are not an integral part of the hardware attributed to them, are treated as intangible assets. As a result, the carrying balances at January 1, 2008, and December 31, 2008, of NIS 153 million, and NIS 122 million respectively, relating to computer software and to capitalised software development costs, were reclassified from the property, plant and equipment item to the intangible assets item.

J.	Classification of Issuance costs relating to Notes payable

Under US GAAP Issuance costs relating to Notes payable were recognized as deferred charges. Under IFRS notes payable are presented net of the issuance costs. The balances reclassified in the statements of financial position as of January 1, 2008, and December 31, 2008 are NIS 17 million, and NIS 11 million respectively.

K.	Share based compensation expenses

Under US GAAP, Share based compensation expenses were charged to profit and loss through corresponding increase to capital reserve. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the accumulated deficit. As a result, the balance of the capital reserve decreased as of January 1, 2008, March 31, 2008, and December 31, 2008 and in the amount of NIS 251 million, NIS 254 million and NIS 260 million respectively, with against accumulated deficit.

L.	Classification of Finance income and expenses

Under US GAAP, financial income and expenses included interest and exchange differences, and fair value gains and losses on derivative financial instruments were also presented in finance income or loss, at their net value, below the “operating income” line item. Under IFRS, the Company presents interest income on long term receivables as part of normal operations in its statement of income under “other income (expenses)”above “operating income” line item. Financial income and expenses are presented in two different line items – finance income and expenses, below the “operating income” line item.

As a result, finance income from sale of handsets in installments was reclassified from finance income to other income in the amounts of NIS 9 million and NIS 64 million for the three months ended March 31, 2008 and for the year ended December 31, 2008. Credit card commission expenses were reclassified from finance expenses to general and administrative expenses in the amounts of NIS 7 million and NIS 29 million for the three months ended March 31, 2008 and for the year ended December 31, 2008.

According to US GAAP, financial income and expenses are presented net in the income statement. According to IFRS, financial income is disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

M.	Explanation of material adjustments to the statements of cash flow

1.	Interest paid in the amounts of NIS 22 million during the three months ended March 31, 2008, that were included in operating cash flows under US GAAP, were classified as financing cash flows under IFRS.

2.	Under US GAAP deposits in funds in respect of employee rights upon retirement were recognized as investing cash flows. Under IFRS, these deposits are recognized as operating cash flows. As a result, amount of NIS 3 million for the three months ended March 31, 2008 was reclassified from investing activity to operating activity in the statements of cash flows.

3.	Under US GAAP funds paid or received from settlement of derivative financial instruments were classified as operating activity. Under IFRS, these amounts are classified under investing activities. As a result, amount of NIS 6 million, net, paid for derivative financial instruments in the three months ended March 31, 2008, were classified to investing activity.

N.	Other comprehensive income

Under US GAAP the Company had no comprehensive income components other than net income. Therefore, no reconciliation has been presented.

O.	Reclassifications

Certain comparative figures have been reclassified to conform to the current period presentation. The change is immaterial.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: May 21, 2009